Exhibit 99.2

EVOGENE LTD.
13 Gad Feinstein St.
Park Rehovot P.O.B 2100
Rehovot 7612002, Israel
__________________________

PROXY STATEMENT
______________________

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at the 2015 Annual General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on Tuesday, May 5, 2015, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.

This Proxy Statement, the attached Notice of 2015 Annual General Meeting of Shareholders, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value NIS 0.02 per share, or ordinary shares, on or about April 8, 2015.

You are entitled to notice of, and to vote at, the Meeting, if you held ordinary shares as of the close of business on Monday, April 6, 2015, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

(1)
Reelection of each of the following directors (who constitute all of our current directors, other than our external directors), to serve as directors of our Company for a one-year term, until the next annual general meeting of shareholders of the Company and until their respective successors are elected and duly qualified:

(a)	Mr. Martin S. Gerstel
(b)	Mr. Ziv Kop
(c)	Dr. Adina Makover
(d)	Mr. Akiva Mozes
(e)	Mr. Leon Y. Recanati
(f)	Dr. Simcha Sadan

(2)	Procurement of coverage under our Directors' and Officers' Liability, or D&O, insurance policy, effective as of November 20, 2014 (the annual renewal date for our D&O insurance policy).

(3)	Amendment of Section 5.1.1.4 of our Officers Compensation Policy, or the Compensation Policy, with respect to the compensation of our directors.

(4)	Approval of compensation to be paid to Mr. Martin Gerstel, our Chairman of the Board of Directors.

(5)
Reappointment of Kost, Forer, Gabbay & Kasierer as our independent, external auditors for the year ending December 31, 2015 and for the additional period until the Company’s next annual general meeting of shareholders, and the authorization of our Board of Directors to set the fees to be paid to such auditors.

(6)
Approval of payment of a cash bonus in an amount of $86,500 to Mr. Ofer Haviv, our President and Chief Executive Officer, in respect of his performance for the year 2014, as determined by our Board of Directors (based on the recommendation of our compensation and nomination committee).

(7)	Approval of grant of options to purchase 170,000 ordinary shares to Mr. Ofer Haviv, our President and Chief Executive Officer.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2014.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

As of the close of business on March 30, 2015, we had 25,359,704 ordinary shares issued and outstanding.  Each ordinary share outstanding as of such time is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing 25% of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

In addition, the approval of each of Proposals 3, 6 and 7 is subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not possess a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Israeli Companies Law, 5759-1999, or the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of Proposal 3, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, one-half or more of any one of the “means of control” of the Company, which consist of (a) the right to vote at a general meeting of the shareholders of the Company, or (b) the right to appoint directors or the chief executive officer of the Company. For purposes of Proposals 6 and 7, a controlling shareholder includes, in addition, a shareholder possessing twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposals 3, 6 and 7; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on any of Proposals 3, 6 or 7 (and potentially (as applicable). Since it is highly unlikely that any of our public shareholders has a personal interest in any such proposal and in order to avoid confusion in the voting and tabulation process, a public shareholder who signs and returns a proxy card or voting instruction form will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the relevant proposal.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on any such proposal, you should indicate the existence of a personal interest on the enclosed proxy card and should furthermore contact our Company’s Corporate Secretary at +972-8-9311971 or fax: +972-8-9466724, who will advise you as to how to submit your vote for this proposal. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of this proposal, you should contact the representative managing your account, who should then contact our Corporate Secretary on your behalf.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, April 6, 2015 (to which we sometimes refer as the Record Date).  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on April 6, 2015, or which appear in the participant listing of a securities depository on that date.

How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive either proxy cards or voting instruction forms in order to instruct their banks, brokers or other nominees on how to vote.  Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting (that is, by 3:00 p.m. (Israel time) on Sunday, May 3, 2015).

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1(a)-(f), 2, 4 or 5, your shares will be voted in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposals 3, 6 or 7 you will be deemed to have abstained from voting on those proposals.

If you possess a personal interest in the approval of Proposals 3, 6 or 7 you must indicate in writing (in the space provided on the proxy card) that you possess such a personal interest, and you must contact our Company’s Corporate Secretary at +972-8-9311971 or Fax; +972-8-9466724, who will advise you as to how to submit your vote for those proposal(s).

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name” in the United States, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed proxy card or voting instruction form).  If no instructions are received by the bank, broker or other nominee from you with respect to Proposals 1, 2, 3, 4, 6 or 7 on or before the date established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”). If no instructions are received by the bank, broker or other nominee from you with respect to Proposal 5, it may vote at its discretion on that proposal.

You may also submit voting instructions to a broker, trustee or nominee via the internet (at www.proxyvote.com).  Please be certain to have your control number from your proxy card or voting instruction form ready for use in providing your voting instructions.

Where a beneficial owner has executed and returned a proxy card or voting instruction form, but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals (commonly referred to as a “broker non-vote”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If as a beneficial holder you believe that you possess a personal interest in the approval of Proposals 3, 6 or 7, you should contact the representative managing your account, who should then contact our Corporate Secretary on your behalf.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the Tel-Aviv Stock Exchange, or the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on March 31, 2015 and attach to it a proof of ownership certificate (“ishur baalut”) from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the Record Date (April 6, 2015). Please then deliver or mail (via registered mail) your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel, Attention: Merav Shaul Shalem, Legal Advisor.

If you possess a personal interest in the approval of Proposals 3, 6 or 7, you must indicate in writing (in the space provided on the proxy card) that you possess such a personal interest, and you must contact our Company’s Corporate Secretary at +972-8-9311971 or Fax; +972-8-9466724, who will advise you as to how to submit your vote for those proposal(s).

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form or proxy card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction form that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about April 8, 2015. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://investors.evogene.com/sec-filings.aspx. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 30, 2015 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 30, 2015, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 25,359,704 ordinary shares outstanding as of March 30, 2015.

Unless otherwise noted below, each shareholder’s address, for this purpose, is 13 Gad Feinstein Street, Park Rehovot, P.O.B 2100, Rehovot 7612002, Israel.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Executive Officers and Directors
Ofer Haviv (1)	574,063	2.26%
Dr. Eyal Emmanuel (2)	62,662	*
Sigal Fattal (3)	86,721	*
Assaf Kacen (4)	143,404	*
Dr. Hagai Karchi (5)	353,750	1.39%
Assaf Oron (6)	56,250	*
Martin S. Gerstel (7)	407,756	1.61%
Dr. Michael Anghel (8)	18,750	*
Ziv Kop (9)	3,125	*
Dr. Adina Makover (10)	16,424	*
Akiva Mozes (11)	2,500	*
Leon Y. Recanati (12)	860,735	3.39%
Dr. Simcha Sadan (13)	56,025	*
Dr. Kinneret Livnat Savitsky (14)	11,250	*
All executive officers and directors as a group (14 persons)	2,653,415	10.46%

Principal Shareholders
Entities affiliated with Psagot Investment House Ltd. (15)	2,476,361	9.76%
Monsanto Company (16)	1,636,364	6.45%
Entities affiliated with Waddell & Reed Financial, Inc. (17)	3,059,732	12.07%
Entities affiliated with Migdal Insurance & Financial Holdings Ltd. (18)	2,155,450	8.50%
Entities affiliated with Harel Insurance Investments & Financial Services Ltd.(19)	1,537,294	6.06%

*	Less than 1%.

(1)	Consists of 574,063 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.
(2)	Consists of 62,662 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.

(3)	Consists of 86,721 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.
(4)	Consists of 143,404 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.
(5)	Consists of 90,000 ordinary shares and 263,750 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.
(6)	Consists of 56,250 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.
(7)
Includes 58,750 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015. Also includes 349,006 ordinary shares, consisting of: (a) 133,815 shares ordinary shares held by Martin S. Gerstel and (b) 215,191 shares held by Shomar Corporation, over which Martin S. Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(8)	Consists of 18,750 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.
(9)	Consists of 3,125 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.
(10)	Consists of 1,424 ordinary shares and 15,000 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.
(11)	Consists of 2,500 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.
(12)	Consists of 838,860 ordinary shares and 21,875 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.
(13)
Includes 21,875 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015. Also includes 34,150 ordinary shares, held by S.M.B. Ltd., over which Dr. Simcha Sadan possesses voting and investment power.

(14)	Consists of 11,250 ordinary shares underlying options to purchase ordinary shares exercisable within 60 days of March 30, 2015.
(15)
This information is based upon a Schedule 13G/A filed jointly by Psagot Investment House Ltd. and Psagot Provident Funds and Pension Ltd. with the SEC on February 18, 2015. These ordinary shares are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: (i) 703,349 ordinary shares beneficially owned by portfolio accounts managed by Psagot Securities Ltd.; (ii) 749,634 ordinary shares beneficially owned by Psagot Exchange Traded Notes Ltd.; (iii) 109,023 ordinary shares beneficially owned by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 9,450 ordinary shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd.); and (iv) 914,356 ordinary shares beneficially owned by provident funds managed by Psagot Provident Funds and Pension Ltd. Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd. The principal address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(16)
This information is based upon a Schedule 13G filed by Monsanto Company with the SEC on February 13, 2015. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses voting and dispositive investment power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167 USA.

(17)
This information is based upon a Schedule 13G filed with the SEC on February 13, 2015 jointly by (i) Waddell & Reed Financial, Inc., or WRF; (ii) Waddell & Reed Financial Services, Inc., or WRFS, a subsidiary of WRF; (iii) Waddell & Reed Inc., or WRI, a subsidiary of WRFS; (iv) Waddell & Reed Investment Management Company, or WRIMCO, a subsidiary of WRI; and (v) Ivy Investment Management Company, or IICO, a subsidiary of WRF. According to this Schedule 13G filed with the SEC on February 13, 2015, the investment advisory contracts grant IICO and WRIMCO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO and WRIMCO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. These ordinary shares are held according to the following segmentation with direct or indirect voting and dispositive power as indicated: WDR: 3,059,732 (indirect); WRFSI: 1,330,502 (indirect); WRI:  1,330,502 (indirect); WRIMCO:  1,330,502 (direct); and IICO: 1,729,230 (direct). The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(18)
This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on February 10, 2015. According to this Schedule 13G, 2,155,450 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following segmentation: (i) 1,115,409 ordinary shares are held by Profit participating life assurance accounts; (ii) 777,947 ordinary shares are held by Provident funds and companies that manage provident funds and (iii) 132,712 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Finally, 129,382 ordinary shares are beneficially held for their own account (Nostro account). The principal address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(19)
This information is based upon a Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) with the SEC on February 12, 2015. According to this Schedule 13G (i) 1,530,347 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Harel, (ii) 4,747 ordinary shares are held by third party client accounts managed by a subsidiary of Harel as portfolio managers, and (iii) 2,200 ordinary shares are beneficially held for their own account (Nostro account). The principal address of Harel is Harel House, 3 Abba Hillel Street, Ramat Gan 52118 Israel.

Compensation of Directors and Executive Officers

Information Regarding the Executive Officers – USD in thousands (1)

The table below outlines the compensation actually paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”.

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position (2)	Base Salary	Variable compensation (3)		Equity-Based Compensation (5)	Total
		Bonus (3)	Benefit and Perquisites (4)
Ofer Haviv President and Chief Executive Officer	251	87	98	736	1,172
Sigal Fattal Chief Financial Officer	167	37	41	205	450
Assaf Kacen Executive Vice President of Technology Infrastructure	150	37	65	161	413
Hagai Karchi Chief Technology Officer and Executive Vice President of Development	150	37	57	160	404
Assaf Oron Executive Vice President of Strategy and Business Development	170	41	64	206	481

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.
(2)
All current executive officers listed in the table are full-time employees of our Company. Cash compensation amounts (other than bonus amounts) denominated in currencies other than the U.S. dollar was converted into U.S. dollars at the average conversion rate for 2014. Bonus amounts were converted into U.S. dollars at the conversion rate as of Dec 31, 2014.

(3)
Amounts reported in this column refer to incentive and bonus payments which were paid or will be paid in 2015 with respect to 2014 and do not include bonus payments with respect to 2013 which were paid and recorded in 2014. Bonus payment to Mr. Ofer Haviv is subject to the approval of our shareholders.

(4)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security,  and other benefits and perquisites consistent with our guidelines.

(5)
Amounts reported in this column represent the non-cash expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts will be described in the notes to our audited consolidated financial statements, which will be included in our annual report on Form 20-F, which we expect to file with the SEC during April 2015.

PROPOSAL 1
REELECTION OF CURRENT DIRECTORS FOR A ONE YEAR TERM ENDING AT THE NEXT ANNUAL
GENERAL MEETING OF SHAREHOLDERS

Background

Under the Companies Law and our current Articles of Association, each member of our Board (other than external directors) is subject to election on an annual basis, for a one year term that concludes at the next annual general meeting of shareholders.  Pursuant to those provisions, our Board, based on the recommendation of our compensation and nominating committee (in its role as nominating committee), has nominated each of our current directors (other than external directors) for election for a one year term, until our 2016 annual general meeting of shareholders, or until their earlier resignation or termination based on applicable law or the provisions of our Articles of Association. Under the Companies Law and our Articles of Association, the reelection of each director requires approval by shareholders present in person or by proxy and holding ordinary shares representing a simple majority (excluding abstentions) of the votes cast and voting thereon at the Meeting.

Each of the nominees has been determined by our Board to be independent within the meaning of applicable rules under the New York Stock Exchange, or NYSE, Listed Company Manual.  Therefore, to the extent that all of the nominees are re-elected, we will be able to maintain our compliance with the requirement under the NYSE Listed Company Manual that a majority of the Company's directors must be independent.

Assuming the reelection of each of the nominees to the Board, our Board will comprise eight persons, including two external directors, all of whom would qualify as independent under the NYSE Listed Company Manual.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provides details supporting his or her qualification.

Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

Each nominee for reelection as a director has consented to be named and has agreed to serve as a director, if reelected. Our compensation and nomination committee (in its role as nominating committee) recommended to our Board that each director be nominated to serve for an additional term.

We have provided the following background information with respect to each nominee for reelection, which is based upon the records of the Company and information provided to us by the nominees:

(a)
Martin S. Gerstel has served as our Chairman of the Board of Directors since December 2004 and as a director since February 2004. Mr. Gerstel has also served as the chairman of Compugen Ltd., a predictive drug discovery and development company, since 1997, other than from February 2009 to February 2010, during which time he served as either chief executive officer or co-chief executive officer and, in both cases, as a member of the board of directors. Prior to joining Compugen, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery, which he helped to found in 1968. In addition, Mr. Gerstel has served as chairman of Keddem Bioscience Ltd., a drug discovery company, since 2004 and has been the co-founder and co-chairman of Itamar Medical Ltd., a medical device company, since 1997 and has been a board member of Yissum Ltd. and Yeda Ltd., two technology transfer companies, since 2003 and 1994, respectively. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and the Board of Governors of The Hebrew University of Jerusalem. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

(b)
Ziv Kop has served as a director of our company since January 12, 2014. Mr. Kop currently serves as Chief Operating Officer and member of the Board of Directors of Outbrain Inc. a web-based content discovery platform. Previously, and since its inception in 2003 until June 2013, Mr. Kop was a Managing Partner at GlenRock Israel., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, and served on the board of more than ten private and public companies. Prior to his role at GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, a leading Israeli consultancy in the field of strategic planning. Mr. Kop also currently serves as a director of Outbrain Inc. and Kamada Ltd (NASDAQ:KMDA) and Outbrain. Mr. Kop holds an LLB and MBA from Tel Aviv University Law School and Business School, and is a graduate of INSEAD’s Young Managers Program.

(c)
Dr. Adina Makover has served as a director of our company since February 2003. Dr. Makover also serves as a director of the following companies: GeneGrafts Ltd., a biotechnology company, since 2006; Spine 21 Ltd., a medical device company, since 2008; EarlySense Ltd., a medical device company, since 2006; and PerfAction Technologies Ltd., a medical device company, since 2007; Kadimastem, a medicine company in the field of stem cell-based therapeutics, since 2013. She has also served as a board observer at Argo Medical Ltd., a medical device company in the rehabilitation field, since 2011. From 2006 to present, Dr. Makover has served as the investment manager of the Life Sciences ventures at ProSeed Venture Capital Fund Ltd. Dr. Makover holds a PhD in Life Sciences earned jointly from the Weizmann Institute of Science and Columbia University, and an MBA from Bar-Ilan University.

(d)
Akiva Mozes has served as a director of our company since March 11, 2014. He is a member of the Board of Directors of Strauss Group and several additional companies. Previously, Mr. Mozes served as Chairman of Oil Refineries Ltd (Bazan Group) and as President and Chief Executive Officer of Israel Chemicals, one of the world’s leading manufacturers of fertilizer and specialty chemicals. Mr. Mozes other prior Chairman of the Board positions include Dead Sea Works Ltd, Rotem Amfert Negev Ltd, and Bromine Compounds Ltd. He holds several public advisory positions and has received a number of leading industry and business awards. Mr. Mozes holds a BA in Economics and Political Science and an MBA, both from Hebrew University of Jerusalem.

(e)
Leon Y. Recanati has served as a director of our company since May 2005. Mr. Recanati has served as chairman and chief executive officer of GlenRock Israel Ltd. since 2003. Previously, Mr. Recanati was chief executive officer and/or chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

(f)
Dr. Simcha Sadan has served as a director of our company since February 2006. Dr. Sadan was a lecturer of the faculty of management at Tel Aviv University and the chairman of the accounting department from 1978 to 1981. Over the course of the last five years, Dr. Sadan has served as a consultant to various companies and organizations. He also served as the chairman of the board of directors of Powerbrook Spain S.L., a holding company of a Greek hotel and casino and as a director of various companies, including: companies under the group of Club Hotel Eilat Ltd., a holding company of hotels and tourism companies; Elite Sports Center Ltd., a subsidiary of Tel Aviv University; Maariv Holdings Ltd. (a holding company of a publishing house); Malrag Engineering and Construction Ltd., an infrastructure company; Ofakim Ltd., a holding company of a motorcar dealer; Siemens Israel Ltd., an electric company; and Rozen, Mintz Richter Ltd. (a cycles dealership). Dr. Sadan serves as the chairman of the board of directors of SYS Ltd and SMB Ltd., economic and finance consulting firms; Recently Dr. Sadan joins as a director in pharma companies. Dr. Sadan holds in a PhD in Business Administration from the University of California, at Berkeley, an MBA with a major in Finance and Accounting and a BA in Economics and Statistics, both from the Hebrew University in Jerusalem, and an LLB from Tel Aviv University.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a) “RESOLVED, that Mr. Martin S. Gerstel be, and hereby is, reelected to serve as a director of the Company, for a one-year term, until the next annual general meeting of shareholders, and until his successor is duly qualified.”

(b) “RESOLVED, that Mr. Ziv Kop be, and hereby is, reelected to serve as a director of the Company, for a one-year term, until the next annual general meeting of shareholders, and until his successor is duly qualified.”

(c) “RESOLVED, that Dr. Adina Makover be, and hereby is, reelected to serve as a director of the Company,  for a one-year term, until the next annual general meeting of shareholders, and until her successor is duly qualified.”

(d) “RESOLVED, that Mr. Akiva Mozes be, and hereby is, reelected to serve as a director of the Company, for a one-year term, until the next annual general meeting of shareholders, and until his successor is duly qualified.”.

(e) “RESOLVED, that Mr. Leon Y. Recanati be, and hereby is, reelected to serve as a director of the Company, for a one-year term, until the next annual general meeting of shareholders, and until his successor is duly qualified.”

(f) “RESOLVED, that Dr. Simcha Sadan be, and hereby is, reelected to serve as a director of the Company, for a one-year term, until the next annual general meeting of shareholders, and until his successor is duly qualified.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reelection of each of the six directors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a  simple majority of the votes cast with respect to the resolution electing that director.

Board Recommendation

Our Board unanimously recommends a vote FOR the reelection of each one of the six directors, in each case to serve on our Board until the next annual general meeting of shareholders of the Company.

PROPOSAL 2
PROCUREMENT OF COVERAGE UNDER D&O INSURANCE POLICY

Background

Under our Compensation Policy, which was approved by our shareholders at our special general meeting of shareholders in March 2014 (and was attached to our proxy statement for that meeting, which served as Exhibit 99.1 to our Report of Foreign Private Issuer furnished to the SEC on February 10, 2014), each of our directors and officers is entitled to Directors’ and Officers’ Liability, or D&O, insurance coverage.

At our special general meeting of shareholders held in July 2013, our shareholders approved, towards the completion of our initial public offering in the US, or the IPO, in November 2013 and accordingly we obtained, a general D&O insurance policy with aggregate coverage of $25 million effective as of May 1, 2013 and a Side A DIC (Difference in Conditions) insurance policy with additional coverage of $10 million effective as of November 20, 2013 (which, together with the general D&O insurance policy, we refer to as the D&O insurance policies), for our directors and officers, both present and future.  The coverage under the D&O insurance policies was terminated on November 20, 2014.

The expiration of the D&O insurance policies on November 20, 2014 required that we renew those policies effective as of that date, so that there not be a lapse in coverage.  Our compensation and nominating committee (in its role as compensation committee), or the Compensation Committee, at its meeting held on November 4, 2014 and our Board, at its meeting held on November 9, 2014, approved the renewal of the D&O insurance policies as of November 20, 2014.

As part of the renewal, the Compensation Committee and the Board determined to set the coverage under the general D&O insurance policy to $40 million, while maintaining the $10 million level of coverage under the Side A DIC insurance policy. Each of the Compensation Committee and the Board concluded, after internal deliberation and based on the advice of the Company’s insurance broker (who described D&O insurance coverage levels for companies that are comparable to ours) that the increase in coverage to the proposed level under this Proposal 2 is both (i) customary for a company of our size and market capitalization and (ii) necessary to enable our officers and directors to make and implement decisions that are in the best interest of our Company and our shareholders, The Compensation Committee, followed by the Board, approved, together with the increase in coverage, an increase in the annual premium payment that may be made by the Company under the general D&O insurance policy, to approximately $174,000 (instead of $138,000), alongside the $40,000 annual premium that will be required to maintain the Side A DIC insurance policy coverage at its current level. The deductibles under the general D&O insurance policy and Side A DIC insurance policy will be approximately (a) $7,500 for each claim, and (b) $35,000 for a non U.S. securities law based claim filed in the U.S. or Canada, (c) $35,000 for any U.S. securities law based claims not filed in the U.S. or Canada, and (d) $250,000 for any U.S. securities law based claim filed in the U.S. or Canada, respectively.

Subject to the approval of the Compensation Committee, followed by the Board, the D&O insurance policies could be renewed from time to time by the Company (for a period which will not exceed five years from the approval of the renewed policies by our shareholders at Meeting), and could be obtained from the same or different insurance carriers, provided that (i) the total coverage amounts do not exceed the amounts described above, (ii) the total premiums do not exceed more than 25% of the proposed premiums payable under the proposed above coverage.

Under the Companies Law, the increase in coverage under the general D&O insurance policy requires the approval of our shareholders, which we are seeking at the Meeting.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

”RESOLVED, that the Company’s obtaining $40 million of coverage under its general Directors' and Officers' Liability insurance policy, along with the Company’s existing $10 million level of coverage under the Side A DIC insurance policy, with respect to the potential liability of the Company’s directors and officers, both present and future, pursuant to new and/or revised policies to be entered into effective as of November 20, 2014, as described in Proposal 2 of the Proxy Statement dated March 31, 2015 with respect to the Meeting, be, and hereby is, authorized and approved. “

 “FURTHER RESOLVED, that the Company’s proper officers be, and hereby are, authorized to take such other actions and prepare and execute and deliver such other documents as may be necessary to effect the purpose and intent of the foregoing resolution, and any action taken prior to the adoption of the foregoing resolution in furtherance of the foregoing be, and hereby is, approved and ratified in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the procurement of increased coverage under our general D&O insurance policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board unanimously recommends a vote FOR the foregoing resolutions approving the procurement of increased coverage under our general D&O insurance policy for our directors and officers.

PROPOSAL 3
AMENDMENT TO OFFICERS COMPENSATION POLICY WITH RESPECT TO DIRECTORS’ COMPENSATION

Background

Our Officers Compensation Policy, or the Compensation Policy, was approved by our shareholders at the special general meeting of the shareholders held on March 11, 2014 (and was attached as Appendix A to the proxy statement for that meeting, which served as Exhibit 99.1 to our Report of Foreign Private Issuer furnished to the SEC on February 10, 2014), in accordance with requirements of the Companies Law.

Consistent with the Compensation Policy, our Compensation Committee, followed by our Board, unanimously resolved in March 2014 that all of the Company's directors that shall serve from time to time will be entitled to receive annual fees and fees for participation in meetings of the Board and its committees, in amounts within the range provided under the Companies Law Regulations (Rules Regarding the Compensation and Expenses of an External  Director), 5760-2000, or the Compensation Regulations, as may be amended from time to time.

The Compensation Committee has recommended, and the Board has approved, at their meetings held on March 22, 2015, an amendment to Section 5.1.1.4 of the Compensation Policy that would add a sub-section with respect to compensation for an Active Chairman of the Board.  Under this new sub-section, our Board may determine that our Chairman of the Board is an Active Chairman, which is a Chairman whose scope of involvement in our Company's business and the time invested by him or her in the performance of activities related to such position, are increased compare to the other members of the Board. If the Chairman of the Board is so classified, he or she may be entitled to increased compensation, which exceeds the compensation payable to all other directors. For monthly fees, the cash compensation for an Active Chairman of the Board will be up to three times the average cash compensation paid to the other directors. The per-meeting fees payable to an Active Chairman of the Board will be up to two times the average per-meeting fees paid to the other directors. With respect to all other directors, the cash compensation (fees) will be set at up to the maximum compensation permitted under the Compensation Regulations (which differs from current Section 5.1.1.4 of the Compensation Policy, under which director compensation is set at the maximum level under the Compensation Regulations). Except as described in this Proposal 3, all other provisions of the Compensation Policy will remain in full force and effect, including in respect of all directors (including a Chairman of the Board who is classified as an Active Chairman).

Summary of Proposed Amendments to Section 5.1.1.4 to the Compensation Policy

The following table summarizes the substantive changes to Section 5.1.1.4 to be effected as a result of (and conditioned upon) the approval of Proposal 3.

Current Provisions of Existing Section 5.1.1.4		Proposed Amendment to Section 5.1.1.4 Under Proposal 3
5.1.1.4	Director Compensation:	5.1.1.4	Director Compensation:

The compensation of all directors at the Company shall be determined in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 2000 (the "Compensation Regulations") and shall be set at the maximum Compensation permitted under the Compensation Regulations, among other reasons taking into account their definition as financial experts.

With the exception of the above, directors shall not be entitled to any compensation, unless they are employed in an additional position at the Company, in which case their salary shall be determined according to Company customary compensation for similar positions, subject to the provisions of this compensation policy.

In addition, Directors shall be entitled to equity based compensation, pursuant to the provisions of Section 5.2.3.4 below.

Directors shall be entitled only to such compensation as has been expressly provided for in this document.
5.1.1.4.1
Compensation of Directors

The compensation of all directors at the Company, other than an Active Chairman (as defined in Section 5.1.1.4.2 below), shall be determined in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 2000 (the "Compensation Regulations") and shall be set ~~at~~ up to the maximum Compensation permitted under the Compensation Regulations, among other reasons taking into account their definition as financial experts.

5.1.1.4.2
Compensation of an Active Chairman of the Board of Directors

An “Active Chairman” means a Chairman of the Board of Directors whom the Board of Directors has declared as such in light of increased involvement in the Company's activities and increased time investment in the performance of such position compared to other members of the Board.

In case the Chairman of the Board is an Active Chairman, then her/his compensation shall be as follows:

				i.	Annual fee – up to three times (3X) the average annual fee of the other directors that are entitled to compensation as directors pursuant to Section 5.1.1.4.1 above, and
				ii.	Per meeting fee – up to two times (2X) the average per meeting fee of the other directors that are entitled to compensation as directors pursuant to Section 5.1.1.4.1 above.

The compensation of an Active Chairman shall express, among other things, the scope of involvement in the Company's activities and the time invested by the Active Chairman in the performance of such position.

5.1.1.4.3
General

With the exception of the above, directors shall not be entitled to any cash compensation, unless they are employed in an additional position at the Company, in which case their salary shall be determined according to Company customary compensation for similar positions, subject to the provisions of this compensation policy.

In addition, directors shall be entitled to equity based compensation, pursuant to the provisions on section 5.2.3.4 below.

Directors shall be entitled only to such compensation as has been expressly provided for in this document.

The text of the amendment to Section 5.1.1.4 is set forth in Appendix A to this Proxy Statement. We urge you to read that text in its entirety, which we incorporate by reference in this Proposal 3. In the case of any discrepancy between the descriptions in Appendix A and in the above table, Appendix A will prevail.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the proposed amendment to Section 5.1.1.4 of the Company's Compensation Policy, as described in Proposal 3 of the Proxy Statement dated March 31, 2015 with respect to the Meeting, and as approved by the Board of Directors of the Company, following the recommendation of its compensation and nomination committee (in its role as compensation committee), be, and hereby is, approved by the shareholders of the Company.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the amendment  to Section 5.1.1.4 of the Compensation Policy with respect to directors compensation requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling shareholders who lack a personal interest in the approval of the proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions); or (ii) the total votes cast in opposition to the proposal by the non-controlling, disinterested shareholders (as described in the foregoing clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the discussion under “Vote Required for Approval of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of this Proposal 3, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of the proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the amendment to the director compensation provisions of the Company's Officers Compensation Policy.

PROPOSAL 4
APPROVAL OF COMPENSATION TO BE PAID TO OUR CHAIRMAN OF THE BOARD OF DIRECTORS

Background

Mr. Martin Gerstel, who serves as the Chairman of our Board of Directors, or Chairman of the Board, is one of the nominees for reelection as a director at the Meeting.

Mr. Gerstel has served as our Chairman of the Board since December 2004 and as a director since February 2004.

Until May 2014, all of our directors (other than external directors), including our Chairman of the Board, were not entitled to any cash compensation, although they were granted options to purchase ordinary shares under our renewable option grant mechanism that had been approved by our shareholders at a special general meeting of our shareholders held in March 2010.

Since May 2014, pursuant to the approvals of our Compensation Committee, Board and shareholders (the last of which was obtained at our special general meeting of shareholders held in March 2014), and consistent with our Compensation Policy, all of our directors, including our Chairman of the Board, are entitled to cash compensation annually and in respect of their participation in meetings of the Board and its committees in accordance with the Compensation Regulations, as may be amended from time to time.

 Mr. Martin Gerstel, in his role as our Chairman of the Board, has devoted significant efforts to our Company via, among other things, his contribution to the deliberations of the Board and as an advisor to senior management, his relationships with business partners and potential business partners of our Company, investors and potential investors in our Company. In recognition of the significant demands on Mr. Gerstel’s time, and the additional services provided by him beyond what is generally required as a Chairman of the Board, which are expected to continue, our Board deems Mr. Gerstel worthy of the title Active Chairman of the Board (as described in Proposal 3 above). Consequently, consistent with the amendment to the Compensation Policy described in Proposal 3, the Compensation Committee and the Board have each approved, and recommended that our shareholders likewise approve the payment to Mr. Gerstel, effective May 1, 2015, of cash compensation in the amount of approximately $ 6,295 (equal to NIS 25,000) per month. Such monthly compensation is less than the maximum provided in the amendment to the Compensation Policy described in Proposal 3 of up to three times the average cash compensation paid to our other directors in accordance with the Compensation Regulations, as may be amended from time to time.

In addition, Mr. Gerstel has waived his right to receive the per-meeting fees that are payable to our other directors for so long as he serves as the Company's Active Chairman of the Board. Consequently, if this Proposal 4 is approved, Mr. Gerstel will only receive the annual cash fees (to be paid on a monthly basis) proposed in this Proposal 4.

Our Compensation Committee, followed by our Board, have approved and recommended that, subject to (i) the reelection of Mr. Gerstel as a director pursuant to Proposal 1(a) and (ii) the approval of the amendment to our Compensation Policy described in Proposal 3, our shareholders approve the annual cash compensation for Mr. Gerstel that is described in this Proposal 4.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the payment of cash compensation to Mr. Martin Gerstel, our Chairman of the Board, as described in Proposal 4 of the Proxy Statement, dated March 31, 2015, in respect of the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the payment of compensation to our Chairman of the Board requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  As described above, if Mr. Gerstel is not reelected pursuant to Proposal 1(a) or if the amendment to our Compensation Policy is not approved pursuant to Proposal 3, the Company will not pay the compensation to Mr. Gerstel as described in this Proposal 4 even if this proposal is approved by our shareholders.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the payment of compensation to our Chairman of the Board.

PROPOSAL 5
REAPPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE COMPANY'S INDEPENDENT,
EXTERNAL AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2015

Background

Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, served as our independent auditors for the year ended December 31, 2014 and has been nominated and approved by the audit committee of the Board, and the Board, for reappointment as our independent auditors for the year ending December 31, 2015 and for the additional period until the close of the next annual general meeting of shareholders of our Company.  The shareholders at the Meeting are requested to approve such auditors’ reappointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Board.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

 “RESOLVED, that the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, be and hereby are reappointed as the Company's independent, external auditors for the year ending December 31, 2015 and the additional period until the next annual general meeting of shareholders, and that the Company's Board of Directors be, and hereby is, authorized to set the fees to be paid to such auditors.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a  simple majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of Kost, Forer, Gabbay & Kasierer (Israel), a member of Ernst & Young Global, as the Company's independent auditors.

PROPOSAL 6
APPROVAL OF PAYMENT OF A CASH BONUS TO MR. OFER HAVIV, OUR PRESIDENT
AND CHIEF EXECUTIVE OFFICER, IN RESPECT OF HIS PERFORMANCE FOR THE YEAR 2014

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Under our Compensation Policy, which was approved by our shareholders at our special general meeting of shareholders in March 2014, our President and Chief Executive Officer, or CEO, Mr. Ofer Haviv, is entitled to an annual bonus subject to his achievement of certain qualitative and quantitative performance goals and objectives.

After reviewing Mr. Haviv's performance and  contributions to our Company’s growth and development during 2014, our compensation and nominating committee (in its role as compensation committee), or Compensation Committee, followed by the Board, have approved and recommended the payment to Mr. Haviv of a cash bonus in an amount of $86,500 for 2014.

Mr. Haviv has served as our President and CEO since late 2004. As President and CEO, Mr. Haviv's main objective is to execute our Company’s long term corporate strategy to position Evogene as a world leader in the underlying science and enabling technology for improving crop productivity and economics.

Mr. Haviv's main objectives for 2014 included:

(1)	Enter into new collaborations,
(2)	Develop business plans to facilitate the development of our assets in 2014 and 2015,
(3)	Develop new and improve our existing computational technologies,
(4)	Develop new and improve existing validation platforms, and
(5)	Expand R&D facilities in support of growth activities

Our Compensation Committee and our Board evaluated, among others, the performance, goal achievement, and contribution of Mr. Haviv to our Company during 2014 and determined that based on his achievements, including those listed below, Mr. Haviv substantially achieved all of his objectives as President and Chief Executive Officer.

(1)	R&D and Business development management in place and goals and objectives established for 2014-15 for each operating division.

(2)
We entered the field of Insect Resistance, and enhanced our computational infrastructure to support discovery efforts in the area of microbial genes responsible for insecticidal activity. In addition, we established the necessary research facilities, including dedicated insect resistance laboratories, and significantly expanded our human capital with dedicated expertise in this field.

(3)
In the area of yield and abiotic stress, we have invested significant computational and biological efforts and expanded our capabilities to include new computational systems to increase the probability of success for commercialization of the large number of genes that have been provided to our partners, as demonstrated in the incorporation of a new optimization program in our yield and environmental stress collaboration with Monsanto.

(4)	We expanded our Crop Protection activities, including establishment of dedicated facilities for research and development of novel products for fungi and weed control.

(5)	We launched ‘PointHit’ – a target discovery platform for novel herbicides.

(6)	We launched ‘PlaNet’ version 2.0 - a dedicated platform for gene stacking prediction.

(7)	We entered into our first collaboration with a leading multinational food company for the improvement of crop productivity.

(8)	We entered into collaboration with Marrone Bio Innovations targeting the joint discovery of novel modes of biological action for insect control.

(9)
Evofuel, Our wholly-owned subsidiary, has made a key advancement towards the commercial availability of its developed castor bean through an agreement with SLC Agricola, representing our first commercial arrangement for sale of Evofuel developed seeds.

In considering Mr. Haviv’s prospective bonus for 2014, our Compensation Committee and Board considered various factors, including background factors required under the Compensation Policy and the Companies Law, consisting of: (a) Mr. Haviv's education, skills, expertise, professional experience, and achievements as detailed above; (b) Mr. Haviv's position, responsibilities, and previous compensation arrangements; and (c) the ratio between Mr. Haviv's office and employment terms and the salary of other Company employees, in particular the ratio between Mr. Haviv's salary and the cost of the average and median salaries of such employees.

Our Compensation Committee further reviewed data concerning comparable, peer companies in our industry, the responsibilities and duties performed by Mr. Haviv, and the equity and compensation paid to comparably situated chief executive officers.

In calculating Mr. Haviv's recommended annual cash bonus for 2014, the Compensation Committee utilized the formula set forth in Sections 5.2.1.4 and 5.2.1.5 of our Compensation Policy, based on the Company measures (in determining 80% of the bonus) and an evaluation by our Chairman of the Board as the “supervisor” of Mr. Haviv (in determining 20% of the bonus), as described in Section 5.2.1.2 of the Compensation Policy.

The Board (based on the recommendation of the Compensation Committee) determined that the conditions to granting Mr. Haviv a bonus under our Compensation Policy had been met, and that Mr. Haviv had achieved, in total, in 2014, the majority of his performance goals. Consequently, the Board approved (based on the Compensation Committee’s recommendation) payment of a cash bonus of $86,500 to Mr. Haviv in respect of 2014, and recommends that the shareholders approve such cash bonus. The Board furthermore believes that such a bonus is fair and reasonable considering Evogene's complex business and global operations and Mr. Haviv's major role in the Company's performance in 2014.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the payment of an $86,500 bonus to Mr. Ofer Haviv, our President and Chief Executive Officer, in respect of his performance in 2014, as described in Proposal 6 of the Proxy Statement, dated March 31, 2015, with respect to the Meeting, be, and hereby is, approved in all respects”.

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the cash bonus for our President and Chief Executive Officer requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling shareholders who lack a personal interest in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions); or (ii) the total votes cast in opposition to the proposal by the non-controlling,  disinterested shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the discussion under “Vote Required for Approval of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of this Proposal 6, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of the proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the cash bonus for our President and Chief Executive Officer.

PROPOSAL 7
APPROVAL OF GRANT OF OPTIONS TO MR. OFER HAVIV, OUR PRESIDENT AND CHIEF
EXECUTIVE OFFICER

Background

As mentioned in the “Background” to Proposal 6 above, under the Companies Law, any public Israeli company that seeks to approve terms of compensation (including equity compensation) of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

In considering an option grant to Mr. Ofer Haviv, our President and Chief Executive Officer, each of the Compensation Committee and the Board considered the factors enumerated in the Compensation Policy and determined that the proposed grant to Mr. Haviv is (i) reasonable and appropriate, given the background and experience of Mr. Haviv, (ii) aligned with market conditions for companies of similar position and size, and for executives of similar experience level and quality (based on comparative analysis conducted by the compensation committee), (iii) consistent with the terms of our Compensation Policy and (iv) in the best interest of the Company and its shareholders.

Based upon the recommendation of our Compensation Committee, on March 22, 2015 our Board approved, subject to shareholders approval, the grant to Mr. Ofer Haviv, our President and Chief Executive Officer, of options to purchase 170,000 ordinary shares, or the Options. The exercise price of the Options is NIS 39.62 per share (equivalent to approximately $9.77 as of the date of grant, March 22, 2015), which was determined based on the average closing price of the Ordinary Shares on the TASE during the thirty trading days prior to the date that the grant was approved by the Board plus five percent.

The Options will vest over a period of four years, commencing on March 22, 2015, and subject the terms of the Company’s 2013 Share Option Plan, or the 2013 Plan, and Mr. Haviv's employment agreement.

The Company views the date of Board approval of the grant of the Options as the date of grant of the Options, notwithstanding that shareholder approval is required for this grant.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the grant of options to purchase 170,000 ordinary shares at an exercise price of NIS 39.62 per share (which is equivalent to approximately $9.77) under the the 2013 Plan, to Mr. Ofer Haviv, the President and Chief Executive Officer of the Company, as described in Proposal 7 of the Proxy Statement, dated March 31, 2015, with respect to the Meeting, subject to the other terms and conditions of the 2013 Plan, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the grant of options to our President and Chief Executive Officer requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling shareholders who lack a personal interest in the approval of the proposal and who are present in person or by proxy and who vote on the proposal (excluding abstentions); or (ii) the total votes cast against the proposal by the non-controlling, disinterested shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the discussion under “Vote Required for Approval of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of this Proposal 7, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of the proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the grant of options to our President and Chief Executive Officer.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014 will be presented. A copy of the Company’s Annual Report on Form 20-F covering the 2014 year (including the audited consolidated financial statements for the year ended December 31, 2014) will be made available to shareholders through the SEC website, www.sec.gov, at the Magna website of the Israel Securities Authority (www.magna.isa.gov.il) and at our Company's website (http://investors.evogene.com/sec-filings.aspx). None of such websites is a part of this Proxy Statement.

OTHER MATTERS

Other than the foregoing discussion concerning our financial statements, our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2015 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposals to be voted upon at the Meeting are being attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that is being furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the Magna website of the Israel Securities Authority (www.magna.isa.gov.il), and at the Investor Relations portion of our corporate website, at http://investors.evogene.com/sec-filings.aspx. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors, /s/ Sigal Fattal Ms. Sigal Fattal Chief Financial Officer

Dated: March 31, 2015

Exhibit 99.2 (a)

Section 5.1.1.4  - Suggested Amendments

5.1.1.4	Director Compensation:

5.1.1.4.1	Compensation of Directors
The compensation of all directors at the Company, other than an Active Chairman (as defined in Section 5.1.1.4.2 below), shall be determined in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 2000 (the "Compensation Regulations") and shall be set ~~at~~ up to the maximum Compensation permitted under the Compensation Regulations, among other reasons taking into account their definition as financial experts.

5.1.1.4.2
Compensation of an Active Chairman of the Board of Directors

An “Active Chairman” means a Chairman of the Board of Directors whom the Board of Directors has declared as such in light of increased involvement in the Company's activities and increased time investment in the performance of such position compared to other members of the Board.

In case the Chairman of the Board is an Active Chairman, then her/his compensation shall be as follows:

i.	Annual fee – up to three times (3X) the average annual fee of the other directors that are entitled to compensation as directors pursuant to Section 5.1.1.4.1 above, and

ii.	Per meeting fee – up to two times (2X) the average per meeting fee of the other directors that are entitled to compensation as directors pursuant to Section 5.1.1.4.1 above.

The compensation of an Active Chairman shall express, among other things, the scope of involvement in the Company's activities and the time invested by the Active Chairman in the performance of such position.

5.1.1.4.3
General

With the exception of the above, directors shall not be entitled to any cash compensation, unless they are employed in an additional position at the Company, in which case their salary shall be determined according to Company customary compensation for similar positions, subject to the provisions of this compensation policy.

In addition, directors shall be entitled to equity based compensation, pursuant to the provisions on section 5.2.3.4 below.

Directors shall be entitled only to such compensation as has been expressly provided for in this document.